LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

————————————–

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2009	WRITER’S EMAIL mlevy@luselaw.com

August 6, 2007

Mr. Todd Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, N.E.

Washington, DC 20549

Re:	LaPorte Bancorp, Inc. Amendment No. 2 to Form S-1
File No. 333-143526

Dear Mr. Schiffman:

We are in receipt of your letter dated August 1, 2007 providing comments on the referenced filing for LaPorte Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

Benefits of the Offering

Stock-Based Incentive Plan, page 14

1.	Revise to add a risk factor that describes the potential significant increase in benefit costs and dilution to existing holders if the Company waits until after one year before adopting.

A new risk factor has been added as requested on page 25 of the Prospectus.

How We Will Use the Proceeds, page 19

2.	Revise to add a line for capital improvements (the costs to complete the branch openings in 2008 and 2009) expected in the next 12 months or advise as to the source of funds. In this regard, we note your disclosure that approximately $3.2 million will be the total cost.

The Company expects to utilize other sources of funds rather than the offering proceeds in order

LUSE GORMAN POMERENK & SCHICK

                A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

August 6, 2007

to fund the costs associated with the opening of the Westville and Valparaiso branches. The Company anticipates that funding for the new branches would come from selling securities available for sale, or from additional available Federal Home Loan Bank advances or other sources of capital other than the offering proceeds. The Prospectus has been amended on page 19 to provide such disclosure.

Exhibit 8

3.	Revise to delete the first sentence of the last paragraph.

Please refer to Exhibit 8.1 of the Company’s Amendment No. 1 to Form S-1 that was filed on July 11, 2007 where the first sentence of the last paragraph was previously removed as requested.

* * *

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc P. Levy

Marc P. Levy

cc:	Lee Brady, President and Chief Executive Officer, The LaPorte Savings Bank
Michael Clampitt, Securities and Exchange Commission
Babette Cooper, Securities and Exchange Commission
Kip Weissman, Esq.